

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2022

Matthew Chen
Chief Executive Officer
Flag Ship Acquisition Corporation
260 Madison Avenue, 8th Floor
New York, NY 10016

   Re: Flag Ship Acquisition Corporation
    Amendment No. 1 to Registration Statement on Form S-1
    Filed April 11, 2022
    File No. 333-261028

Dear Mr. Chen:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 8, 2021 letter.

Amendment No. 1 to Form S-1 filed April 11, 2022

Dilution, page 65

1. Please revise the dilution table to reflect the public offering price inclusive of the warrants and rights in the units.

2. On page 66, please revise the calculated denominator for the pro forma net tangible book value per share after the offering to exclude the ordinary shares underlying the rights in public and private units.

Note 2. Significant Accounting Policies
Related parties, page F-11

3. Please conform your definition of related parties to the ASC 850-10-20 Glossary and make clear either party's ability to control or significantly influence the management or operating policies of the other.

Rights, page F-15

4. We note your response to comment 6. Regarding a definitive agreement for a Business Combination in which the Company will not be the "surviving entity," please clarify
    • how rights are settled if a rights holder fails to affirmatively convert its rights in order to receive 1/10 share underlying each right (without paying additional consideration);
    • whether there is any difference in the settlement of Public and Private Placement Rights; and
    • whether the Company not being the surviving entity meets the exception in ASC 815-40-25-8 for equity classification.

Note 6 - Shareholders' Deficit
Warrants, page F-16

5. We note your response to comment 7. Please expand your disclosure to include such terms applicable to all forms of warrants, as well as the redemption and cashless exercise features of Private Placement Warrants as long as they are held by the Sponsor and its permitted transferees.

6. We note your response to comment 8 and your disclosure hereunder that the Private Placement Warrants will be identical to the Public Warrants underlying the Units being sold in the Initial Public Offering. However, we also note you disclose elsewhere in the filing that the Private Placement Warrants are not redeemable and will be exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees. We understand, pursuant to the Warrant Agreement, with respect to any Private Placement Warrant, settlement is premised on the fair market value of the underlying common stock based on the average reported last sale price of the Ordinary Shares for the ten (10) trading days ending on the third trading day prior to the date on which notice of exercise of the Warrant is sent to the Warrant Agent so long as such Private Placement Warrant or Working Capital Warrant is held by the Sponsor or a Permitted Transferee (Sec. 3.3.1(c)). However, fair market value as it relates to exercise of public warrants shall mean the volume weighted average price of the Ordinary Shares as reported during the ten (10) trading day period ending on the trading day prior to the date that notice of exercise is received by the Warrant Agent from the holder of such Warrants (Sec. 7.4.1). It appears that since the settlement amount for Private Placement Warrants depends solely on who holds the instrument, and this is not an input to the fair value of a fixed-for-fixed option or forward on equity shares, this provision would cause the warrants to fail step 2 of the

indexation guidance under ASC 815-40-15. Please revise or advise us.

7.   In regard to your response to comment 9, please tell us if the warrant holders could receive a cash settlement in a transaction where the holders of common stock receive another form of consideration.

You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Brian C. Daughney, Esq.